Filed by STERIS plc
Commission File No.: 001-38848
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cantel Medical Corp.
Commission File No.: 001-31337
Date: January 01/13/2021

Corrected Transcript

13-Jan-2021

# STERIS Plc (Ireland) (STE)

## JP Morgan Healthcare Conference

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

Total Pages: 12
Copyright © 2001-2021 FactSet CallStreet, LLC

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 2 Copyright © 2001-2021 FactSet CallStreet, LLC CORPORATE PARTICIPANTS Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) MANAGEMENT DISCUSSION SECTION Unverified Participant Thank you, everyone, for joining today. My name is [indiscernible] (00:00:08) and I’m an associate here in the medtech team at JPMorgan. It’s my pleasure here to have on the call today STERIS’ CEO, Walter Rosebrough. Before we start, I just want to remind everyone that you can ask any questions you might have using the Ask Question button for the Q&A portion of this call. It should be right below the video that’s being webcast here. And with that, I’d just like to hand it over to STERIS to start off with some introductory comments. Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) And good morning, everyone. It’s great to be with you again. I know we often complain about the crowds and the hustle and bustle at this conference every year. I think we’ll all be looking forward to being back next year in the crowds of hustle and bustle instead of virtual as we are today. But it’s great to be back at JPMorgan and we appreciate, [indiscernible] (00:00:59), you putting us on and working with us. Also for my California compatriots, I apologize for waking you up at 4:00 this morning to see this discussion, but really appreciate you joining in for any of you out west. Today, we are going to change the program a bit from what the original intention of the program was. As most of you know, we announced a significant acquisition yesterday morning. So, instead of going through the presentation that we would have gone through, I’m going to give an abridged version of that conversation, and then an abridged version of the conversation we had yesterday morning with – in the announcement of the Cantel acquisition, and then try to leave maybe more than a little bit of time – more than normal time for Q&A. With that, I will remind you that the presentation you have in front of you has – the beginning of it is the cautionary statements that relate to that presentation. The presentation that discusses the merger of Cantel and STERIS is on our website, in the IR section. Again, it has the appropriate cautionary statements. We will not be showing any of those slides today. And for those of you who are looking at the PowerPoint slides as we go through this, I only intend to use of page 4, 5, and 12 in this conversation. And with that bit of housekeeping behind us, turning to page 4. For those of you who don’t know STERIS, well, we’re a $3 billion company, about 13,000 people, on New York Stock Exchange. Turning to slide 5, it lays out our segments, which also happens to be our customer sets. We are a very customer-focused organization. We literally organize our business around our customers. And as a result, our reporting segments are also organized around our customers.

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 3 Copyright © 2001-2021 FactSet CallStreet, LLC Our three customer sets – the largest business, about two-thirds of STERIS is in the – we call it the Healthcare space. You really should think of it as the hospital and other procedural centers like ambulatory surgery centers, for example, where procedures are done in healthcare. That makes up about two-thirds of our business. The next largest piece of our business, about two-thirds of the balance, so about 20% of the business, is this customer set or medical device companies. And we sterilize their devices for them – single-use devices that require sterility. We sterilize their devices in large quantities and then move them on to their distribution chain. And then, the smaller segment in our business is what we call Life Science. By the way, we call the previous one AST. But [ph] we call (00:04:09) Life Science, this is the smallest of our businesses. And that business relates again to sterilization, cleaning of pharmaceutical facilities, and again working with large pharma customers strictly around vaccines and biologics. All three of those segments are nicely growing. And all three of those segments, if you think of the core of the segment, it’s really around those places that need to be sterile or disinfected. And so, the product sets around those cores relate to that. In Healthcare, predominantly in surgery and also in the central sterile department which supports surgery, as well as other areas where procedures are done that require sterility or cleanliness. For – a classic example is in the GI suite. We’re unusual in the Healthcare space in that we do both capital goods, single-use disposables, particularly in the endoscopy space; as well as provide a broad array of service in that space. The – we have roughly 3,000 people around the globe who are customer-facing in those three spaces that I described: our Healthcare, Life Science, and AST space. And that is really an advantage that we have in this business. I think I’ll move on because I think most of a great deal about STERIS. I would move to the slide 12 that – and that is if you look at the kind of the – I’ll call it the bottom line synopsis of STERIS, we have provided a mid-single-digit level of growth in the past 10, 12, 13 years in terms of revenue; and also double-digit earnings growth. That is our go-forward long-term view and that is our objective. Again, we’ve had the good fortune to be able to do that the last 13 years in some pretty tough environments. Obviously, this year is a bit of an off year due to the COVID situation but we certainly see the future to be able to continue to do that. We are, without question, one of the most significant players in the space of sterilization and disinfection. And we cross, again, all three of these market segments; and that is unusual to be in all three spaces. We have a number of competitors – good competitors across each one of these spaces. But it is rare for them to cross into – from Healthcare to Life Science and into the AST or medical device business. I think that’s a decent summary of STERIS. Now, turning to Cantel. We’re very excited about this potential acquisition. We feel very good about the work that they have done. We’ve admired their company for a good long time. It really is a couple of things together, and it’s mainly the fact that we have either broadened or deepened our relationship in places where we either are or want to be. And the issue there is largely around the combination of spaces that they also work in, in the disinfection and sterilization business. At a high level, the overview of [ph] Crystal (00:07:58) is they have four business segments, also largely centered around their customers, as you will see. The first is the medical business, which is the largest business in their space, makes up a little less than half; and that business is generally centered around endoscopy, generally centered around high-level disinfection, and then some accessories in the endoscopy space. That is very much

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 4 Copyright © 2001-2021 FactSet CallStreet, LLC an area that we are interested in. We generally have very, very little footprint in the high-level disinfection area and our accessories tend to be different, so we are broadening the line in the endoscopic area. Their second, and again, a little less than half of the business, is in the dental space. They have two businesses that they have put together in that space, Crosstex and Hu-Friedy; both are excellent businesses. Hu-Friedy is the most recent acquisition. I can say, we’re envious of their foresight in that. We have – that is an area, as you’ve heard from my discussion of customers, that we have not gotten into. And again, the dental is very much like the other areas we serve. It’s a procedural space that requires disinfection and sterilization. And we believe we can broaden – as they have, we can broaden out from sterilization and disinfection, just as we have in the operating room space and just as we have in the central sterile space in the hospital area. So, we’re excited about bringing that customer extension into our portfolio, and believe it’s an opportunity for growth going forward. The third area is life sciences. It’s interesting that we both use that term. We have slightly different variations in that space, but interesting that the technologies are similar in some respects. We do water sterilization in our operations in Finland, largely for European markets. Their water sterilization is, generally speaking, for dialysis. But again, obviously, similar type of operations. The smallest segment is dialysis. That’s an area that we have not been in. It’s been a historic area for Cantel. It’s about a $30 million space and clearly something they’ve been doing a long time. The overall size of the business, they’re about $1 billion. So, this is a significant – in revenue, I should say – this is a significant acquisition for us. Again, we think there are a great number of synergies. The early on synergies, at least, are clearly on the cost side. Although our – we do face the same or similar customers, in most cases, we tend to have different products and services. And so, it adds to those products and services. But since we manufacture capital goods, single-use goods, as well as chemistries and do service – which is pretty rare, really, to do all four of those things – and since Cantel does the same things, that we think there are a number of opportunities for synergies across the operational spaces, and also the normal corporate synergies that occur when two public companies come together. All in all, we’re expecting about $110 million in synergies in the relatively short term, four- to five-year timeframe. Certainly within four years, I should have said. And the – more than half, roughly half in the first couple of years. So, front-loaded. As a result, simply on what our view of our markets and their markets and our revenues and profitability going forward are, that we easily see meeting our hurdle rates, both in the IRR function, so we easily achieve those hurdle – that hurdle rate; and we also look at ROIC in the three- to five-year timeframe and we exceed our hurdle rates there. So, that is – and that is simply on the businesses as they are plus the cost synergies. This is, we think, an excellent strategic fit between our two companies. Hard to describe a better strategic fit; and unusual in that we are in same or similar places with expansion of products and services and, at the same time, the ability to rationalize some of the operations within those. So, as a result, we think the long-term of this will create revenue synergies. We have not baked in any revenue synergies into our forecasting or modeling that gets us over our hurdle rates, but we do expect in the long-term to see synergies come out of this. With that, I will turn back to page 12 of the conversation in the JPMorgan package. And the great and interesting thing about this is that page summarizes STERIS and Cantel if you just add the line, and dental, at the end of the first paragraph. It’s an expansion for us. We’re excited about that expansion. We think it’s a good market. And we think that infection prevention is probably at the high-end of the growth area of that market, and so we’re looking forward to working with our friends at Cantel.

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 5 Copyright © 2001-2021 FactSet CallStreet, LLC That wraps up my prepared conversation. And I am more than happy to take questions, [indiscernible] (00:14:14) for you or from the audience. QUESTION AND ANSWER SECTION Q Thank you, Walt. That was really helpful. So, before we jump in to kind of some of the fundamentals at STERIS. I think, like you mentioned, top of mind for most investors right now is this acquisition. So, I’d like to kind of touch on that a bit more. Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Sure. Q So, you called out, I think, about $110 million in pre-tax synergies here. And I think you help walk us through some of this. So, I think first thing is, what do we think about in terms of that split? Well, how much of that is coming from the corporate overhead management side and how much of that is coming in through operational, right? And I think – and you called out about half of that $110 million in the next two years. So, I just want to think about how, [ph] if we’re trying to put these in our (00:15:02) models, how much of this is coming through the operational side? Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Sure. I don’t think we’re breaking that out at a detailed level, but it’s a significant component of the synergies coming out of the – I’ll call it the combination of corporate overhead. Not half, but certainly a very significant component. The operational pieces are spread across the organization. We think there’s – they have a significant service force. We have significant service forces, both in the Healthcare business and in the Life Science businesses. And one of the real opportunities in service, you’re always trading off the number of things that people can do, the knowledge they can have, and in the windshield time. And windshield time hurts you in service, and we think there’s great opportunity. We have – in areas of high concentration, we have dedicated service people. As the concentrations lower, we – in that Healthcare, Life Science service people do both. They have kind of similar issues. So, we think there’s real opportunity to consolidate and reduce windshield time and still do as well or probably better service, so as good or better service. So, we think that’s a real area for us. In the production space, we have – again, although our products are not largely overlapping, we have a few that we do the same thing. But generally speaking, they’re not overlapping. But the technologies within those products and the type of manufacturing in those products is, so we think there’s opportunity in the operational and manufacturing space for integration. And we do think there’s also some opportunity for, let’s call it, building footprint going forward. So, those areas on the operational side to us are pretty clear.

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 6 Copyright © 2001-2021 FactSet CallStreet, LLC I think, probably, those are the ones that come to mind the most. We also will be looking at the sales area. In general, by the way, in sales and service, we are – if anything, we are concerned about our ability to continue to have enough of those folks. Service technicians are getting to be harder and harder to find and to train. And so, I suspect a good piece of this will come out of what we would have already hired and, of course, both of us have slowed down hiring dramatically during the pandemic. So, as we come out of the pandemic, we would have expected to be hiring anyway. So, although not everything can come out of future hiring or attrition in our view, but a great piece of this, particularly in the field we would expect to. Q Great. Thank you. I think that makes sense. And I think I may have missed this, but you’ve touched on the longerterm opportunity having some synergies on the top line as well. How should we think about where those revenue synergies are created and what kind of opportunities do you have as part of this combined company? Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Well, yes. I mean, in – since some of the customers, or many of the customers, I should say, if you look at their endoscopy business, what they call medical, that’s a piece of what we call Healthcare. So, as we gain footprint in the endoscopy area, we think that will strengthen our business. And of course, endoscopy is largely, not completely, but largely a part of the major health systems of – in the US, at least. And so, it gives us more footprint in terms of our ability to work with our customers. So, we believe that strengthens our position. They also have done some work in Europe. As you probably know, we’ve been working to expand our footprint in Europe, and they have done a nice job doing the same thing. So, it gives us more heft in the European markets. Again, not typically overlapping products but complementary products. So, A, we have a broader product set; and B, it gives us more heft in those. So, again, it helps us to have leaner operations in those areas and, at the same time, provide more products and services to our customers. So, those are probably the most significant long-term ones in the Healthcare business. In Life Science, the same thing. We have service operations around, and they do as well. And so, crossing those service operations, we think, is significant both in the US and particularly in Europe. And then, again, the technologies – although the products may serve different markets or may serve different things, just like we share most of our facilities in – between Healthcare and Life Science, in our business. So, if you’re making a sterilizer for a hospital or making a sterilizer for Life Science, it can often be in the same facilities; or a washer, the same kind of thing, we expect the same types of synergies across the spectrum with our friends at Cantel. Q Great. So, within Cantel’s business line, you have about a third or so coming from its dental business. And I think that’s been a place where investors have had a little bit more of a hurdle to understand why this fits within your existing portfolio, just because it’s not necessarily a space you have much exposure to in right now. It’s growing at – Cantel’s dental business is growing around 5% to 7% organic, so that’s kind of in the range of the 6% to 7% that STERIS is growing or looking to grow. And we’ve seen some softness in the dental market more broadly, not necessarily in sterilization specifically, but just within dental. So, maybe kind of help me understand how this integrates within your portfolio now or what your plans are to – your strategy here for portfolio management as you enter a space where you might not necessarily have as much exposure to right now.

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 7 Copyright © 2001-2021 FactSet CallStreet, LLC Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Sure. That is a great question. And again, the step back there is, when you think about us in our Healthcare business, which is obviously the largest business, we’re not in all of Healthcare or all of the hospital or all of ambulatory-type facilities that we tend not to be on the medical side. And so, we are absolutely focused on the procedural side of the business. And that comes from our roots, right, the fact that where the procedures are is where you have to be clean and sterile. So, it’s complementary to that business. So, that’s why we’re in tables, lights, and booms, and other infrastructure in the operating room integration systems. That’s why we entered the US Endoscopy, with the US Endoscopy acquisition eight years or so ago. It’s because that space is the space we understand. Those are the same customers we understand and we – and so, we appreciate that. Dental, there are parts of dental that clearly cross over, right? Oral surgery is indeed the same thing, sometimes it’s done in the hospital facilities, and we’re seeing more and more combination or integration across that space. But it is truly a procedural business in Healthcare. And so, a lot of the instruments are similar in nature, they require the same kind of cleaning and disinfection in nature. It’s an area that we have considered and just not found a way to – for us, in a way that we thought made sense to enter. So, for us, it’s just a great opportunity to expand to the – to another group of procedural medical providers, not unlike what we did with US Endoscopy eight years ago. So, that’s the first point. The second is, in terms of its growth rate in general – [ph] I’ll cover (00:23:12) long-term growth rate as opposed to short-term growth rate. That growth rate is in that 4% to 6% space. That’s kind of the way we think about Healthcare in general. Our piece of the business is, it’s kind of a mid-single-digit grower by itself. If we can pick up a point or two of share of wallet in that space, that’s what our – that’s what we expect to do. If we happen to get a little price on top of that. And then, the next thing you know, that gives us mid- to high-single digit at a point or two from acquisitions; and that gives us a mid- to high-single digit revenue growth. And on that, we’re very comfortable that we can get it to the double-digit profitability space. That’s exactly our mantra in our Healthcare business and it fits perfectly with the dental scenario. You are correct that both dental and endoscopy have been under – were under pressure this past year, because they are more deferrable, or some people call them elective procedures. I think it’s more deferrable procedures. And through the pandemic, that clearly – it puts a little tougher. But we look at this as a long-term opportunity, not a short-term opportunities. And just like we saw our US Endoscopy business fall off clearly 70%, 80% in the peak of the pandemic last year – this past year, and it’s snapped back to almost normal by this time [indiscernible] (00:24:44). The dental business did something similar and it is snapping back, from what we understand, from the general providers. So, we think the long-term situation is very similar. So, we’re quite comfortable in that space. Q Great. So, just one more question here on Cantel, before we kind of move back into some of the fundamentals here at STERIS. Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Sure.

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 8 Copyright © 2001-2021 FactSet CallStreet, LLC Q So, with the endoscopy business you have, what you’re gaining through this acquisition, what you also had through the Key Surgical. I think one thing that’s been a bit of a concern for investors is, any sort of antitrust concerns here? You’re – I don’t know how much of these markets are you kind of widening into and how deep are you getting into some of these markets. Is that something that should be a concern as we think about the next couple years and as you expand your business? Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Yeah. We’ve been working on Key Surgical for, I don’t know, four, five years now. When our friends at Water Street purchased the business, we were trying to purchase it too; and they were just more successful than we were four, five years ago, whenever that was. And we’ve let it – let them know that if they improve that business, we’d be very interested in talking. So, this year turned out to be a good year for them and us to do that. We see it as a stepwise move with Cantel. The Key – it’s Key Surgical. It’s called Key Surgical, not key endoscopy, for a reason; that was their beginnings in the surgical space and fits very nicely with our central sterile and surgical business. Their endoscopy business is more European than – it’s predominantly in Europe. And so, that – and both we and Cantel have some business over there, but it’s not as large as our footprint in the US. So, we don’t see it being a particular issue in terms of regulatory issues in that regard. We do think it’s very nicely complementary. Our product areas will help strengthen what Key has done over in Europe, our – and vice versa in the US. So, it’s a great complement. I know that my friends at Cantel were very interested in the Key business at the same time as we have been. And so, we see it as a stepwise function to put the three together. Q Great. So, I’d like just to kind of step back here and just look at STERIS as a whole. So, you’ve been kind of in a unique position – and for maybe investors who are newer to the story, you have some parts of your business that have kind of been benefiting from the sort of COVID environment, and then some that are more exposed to the procedure deferrals component. So, you have certain businesses sort of serving as a hedge to others. So, maybe you could kind of just quickly run us through how investors should think about the puts and takes in some your businesses going forward, maybe also what you’re seeing on terms of latest COVID-19 trends – how are each of these business lines impacted by [indiscernible] (00:27:56) obviously in their own different ways? Thank you. Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Sure. We have that situation, as does Key, as does Cantel, because all three of us have businesses that relate to PPE, protective equipment for health care providers. And so, as you might expect, those parts of the business are on fire positively, if you will. In our business, the piece that is most centered around PPE is the AST business where we are sterilizing things for other people. Now, not all protective equipment needs to be sterile. Most of it, in fact, doesn’t. But if you’re talking about surgical gloves – gloves that are used in the surgical areas or in endoscopy or other places where you should be either high-level disinfected or sterile; gowns that require sterility. So that area, for us is, as you might expect, very, very strong. [ph] The same (00:28:55), Key provides those

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 9 Copyright © 2001-2021 FactSet CallStreet, LLC types of products, as does the Crosstex part of Cantel, and then Key has some of those products as well, principally in Europe. So, that – those areas are very strong right now. On the other hand, anything that has to do with basic procedures back in the May-June timeframe got – May, June, July, I suppose, timeframe got reduced significantly. Our AST business has those. So, there was a balancing effect between PPE and the procedural types of equipment that we – or products that we sterilize, that our areas where we are doing outsourced reprocessing or any of our reprocessing chemistries, for example, tended to slow down that time for the same reasons. Similar things with both Cantel and Key. So, there is a tradeoff there. It is good to have a hedge. Obviously, it’s better for us non-COVID times in total, but it’s good to have that hedge. So, we have not been hit as hard as some companies have. And in terms of trends, we spoke through kind of October in our last quarterly conference call. I can’t, obviously, speak about any further than that right now. We’ll be talking about that February 3 in our announcements. But in terms of what we see tracking, clearly, the places that have had a very, very strong resurgence of COVID, we’ve seen that – it appears that they have slowed down some of their procedures. So, the UK, obviously, Southern California, few other hotspots in the United States. And everyone is somewhat of a hotspot right now, but some stronger than others. But I do think the – well, I’m certain that the knowledge that the caregivers gained in, I’ll call it, round one, both in terms of how to treat patients, which is fantastic for the patients. And it’s almost miraculous how great the medical community has come together and found ways to help these people early on to do proning [ph] instead of (00:31:15) putting people on ventilators as quickly, to give some prophylactic drugs or treatments. And so, they’ve just done a fantastic job. As a result of that, they can handle much more COVID, and keep people alive, and keep their facilities running. And they’ve also separated things, both by moving things to ambulatory surgery – as you know, most health systems have robust ambulatory surgery facilities – or by splitting their facilities into these five that are doing more surgery, and medical patients who do not have COVID in these two are kind of COVID-designated facilities kind of thing. And so, they’ve done a much better job of keeping everything running this time. I think we will see that continue. So, I don’t think we’ll see the strong dip that we saw before when they really didn’t know what they were facing and really didn’t know what they were doing. We had a lot of hospitals all around the world that shut down their procedures in order to prepare for, be ready for COVID, that never happened. So, that was disastrous for them, both financially obviously because they tend to make more money on procedures to begin with; and then, they weren’t running the medical side. I don’t think we will see that level of reduction this time. When it hits peaks in certain places, I suspect we will, but I don’t think we’ll see the same level of reduction unless it gets much, much worse. Q Great. Riding right off that, about a quarter of your business or so is exposed to capital. And so, what – we had a winter that was, I guess, slightly higher than we anticipated in terms of the COVID case tolls we were seeing and with the vaccine rollout that’s coming in slower than anticipated. It’s here to stay for a bit of time. So, could you talk a little bit about what hospital capital equipment environment has been looking like in the past couple of months or so? And is it something that’s significant enough that we could start to expect a softer first half of calendar 2021 due to this?

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 10 Copyright © 2001-2021 FactSet CallStreet, LLC Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A Yeah. I’ve been in the capital equipment business most of my career at – in healthcare, which is over 30 years. And I look back – when I first came, I look back on it for probably 10 years before, and what we see is that capital equipment abhors a vacuum and loves change, so we have a couple of – abhors a uncertainty vacuum and loves change. So, what we have going on right now is, I think, there is – no, I’m certain there is less uncertainty on the part of hospitals’ view of the world. The – last year, they had tremendous uncertainty and they really didn’t know what COVID was going to do to them. They really didn’t know how long it lasted. They really didn’t know [ph] when they’d have (00:34:20) vaccines. So they took the approach that I think most of us took, which is to conserve cash and work hard to not get themselves extended. I think, although, it’s not to say there’s not uncertainty going forward, we all know that we have vaccines coming. They seem to be working. They seem to be working against the strains. They are much better positioned to treat patients. Probably, their biggest concern right now, from what I hear from hospital CEOs, is that – or healthcare system CEOs, their biggest concern is their staff – the pressure their staff is under, the hard work their staff is under. And so, that’s kind of their, in my view, number one concern. I do think that they may reduce capital expenditure some just because of the uncertainty. But on the other hand, they’re going to want to, in my view, spend money that helps their staff. And so, what we saw last year was that they had strategic capital being spent. So, if they’re building a new tower or renovating 20 ORs or whatever, that – those projects rarely slow down or stop once there’s kind of steel on the ground. They move forward. But it’s the replacement capital that tends to slow down. We definitely saw that in the early part of the pandemic. Fortunately, we started the year with a great backlog, so it didn’t affect us very much. It affected us, but not as much as it might have. And then, as we reported in October, through October, from kind of midsummer to October, we’ve seen sequential growth in capital orders and backlog in our system and – through the October timeframe basically approximating last year’s rate. Again, we’re not going to comment beyond that at this point in time. But in terms of my expectations, as long as they see this as, hey, we’ve got a few more tough months and get through it, they’re going to spend the strategic capital for sure. They’re going to continue, in my view, to spend the strategic capital. They may cut back some capital, but when that occurs, the surgical areas tend to do better than others. And they’ve gone through the large piece of the IT infrastructure work that they were doing. The strategic capital, they will continue. We tend to do a little bit better as a percent of the capital spent if times are a little tough. So, we’re – we’ve – even as I mentioned in October, we’re more optimistic than we were three or four months ago. Q Great. I had a question come in here from an investor regarding competition in some of your key end markets. So, for example, Sotera Health is a name that comes to mind in the lab medical device industry. How does STERIS differentiate itself here? And in these markets, does it come down to pricing or is the services and products you offer, [ph] the mix you offer (00:37:22) actually a differentiator? Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) A

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 11 Copyright © 2001-2021 FactSet CallStreet, LLC Yeah. We have good competitors in virtually every component of our business. I guess, I should say, every component of our business. And many of them are larger companies than us, they’re significant, they’re good at their work. We don’t have any competitor that crosses the full spectrum of sterilization disinfection that we do. So, we do think, in those spaces, we have an advantage because we are absolutely technology-neutral; we use virtually every technology – general type of technology to do sterilization or disinfection someplace. And so, we have a lot of knowledge that – and then, the same in the regulatory space. In terms of, specifically the AST portion of our business, where Sotera is one of our competitors, I think the answer is, we both have a broad network, which is an advantage to have a broad network. They’ve been an excellent competitor for a long time, they’ve been in the space a long time. But it’s – in many cases, it is a geographical question and the key is to have – typically, I should start this [ph] conversation with (00:38:43), typically the cost of sterilization is often less than the cost of transportation. And so, it is very important to have the right technology in the right location for the customer who requires it or the multiple customers who [ph] are requiring it (00:39:00). And we and Sotera have a broad network, and we have worked with our customers to be in the right spaces. Some of those spaces, we’re close to each other; and some of the spaces, we’re not. So, in some cases, they have a better position geographically; and we, in some places, we have better than them. We both work on longterm contracts, so three to five years typically with our customers, and that’s the most common thing. So, you don’t see radical changes in market share over time or customers swapping, if you will, over time. But we compete very hard, first, on quality, because this is a very, very important piece of the process for our customers. So, quality and regulatory issues are, in my view, the first and most important thing. And then, secondly, we obviously compete on price. So, there’s no free lunch in the world. We both compete on both, and I expect to continue to. And by the way, there are a number of other competitors. And the biggest entity in that space is people who do it themselves. So, the OEMs, the – particularly the larger OEMs often have their own facility. So, they rarely do all of their own sterilization. Usually, they do some. And we – the rest of the outsourcing industry does the balance. But that’s, by far, the largest competitor for both Sotera and us. Unverified Participant Great. Thank you, Walt. There’s quite a few questions I [ph] could (00:40:28) get to but, unfortunately, we are running up on time here. So, with that, I want to thank everyone for joining. And thank you, Walt, for your time today. Walter M. Rosebrough, Jr. President, Chief Executive Officer & Director, STERIS Plc (Ireland) It’s a pleasure. Look forward to being back next year in person. Unverified Participant Yes, of course.

STERIS Plc (Ireland) (STE) JP Morgan Healthcare Conference Corrected Transcript 13-Jan-2021 1-877-FACTSET www.callstreet.com 12 Copyright © 2001-2021 FactSet CallStreet, LLC Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR RE VENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2021 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about STERIS, Cantel and the proposed transaction. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are based on our respective management’s current expectations, estimates or forecasts about our businesses, the industries in which we operate and current beliefs and assumptions of management and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Cantel do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	the failure to obtain Cantel stockholder approval of the proposed transaction;
•
the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction;

•	delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;
•
the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

•	the occurrence of any event that could give rise to termination of the merger agreement;
•
the risk that shareholder/stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability;

•	risks related to the disruption of the proposed transaction to STERIS, Cantel and our respective managements;
•	risks relating to the value of the STERIS shares to be issued in the transaction;
•	the effect of announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;

•	the impact of the COVID-19 pandemic on STERIS’s or Cantel’s operations, performance, results, prospects, or value;
•	STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland (“Redomiciliation”);
•
operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation;

•
STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated;

•
changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes;

•	the potential for increased pressure on pricing or costs that leads to erosion of profit margins;
•
the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated;

•
the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services or otherwise affect STERIS’s or Cantel’s performance, results, prospects or value;

•
the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs;

•	the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Cantel’s products and services;
•	the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services;
•
the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s and Cantel’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s and Cantel’s respective Annual Reports on Form 10-K for the year ended March 31, 2020 and July 31, 2020, respectively, and other securities filings, may adversely impact STERIS’s and/or Cantel’s performance, results, prospects or value;

•	the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and STERIS’s ability to respond to such impacts;
•
the impact on STERIS, Cantel and their respective operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto;

•
the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgical, or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated;

•	the effects of contractions in credit availability, as well as the ability of STERIS’s and Cantel’s Customers and suppliers to adequately access the credit markets when needed;
•	STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financing, on terms satisfactory to STERIS or at all; and
•	other risks described in STERIS’s and Cantel’s respective most recent Annual Reports on Form 10-K and other reports filed with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Cantel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Cantel at its website, www.Cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.steris.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Participants in Solicitation

STERIS, Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.